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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                             Commission File Numbers: 333-44473
                                                                      333-77905

                           NOTIFICATION OF LATE FILING

  (Check One): [ ] Form 10-K     [ ] Form 11-K     [ ] Form 20-F   Form 10-Q [X]
[ ] Form N-SAR

         For Period Ended:       September 30, 2000
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:     The Holmes Group, Inc.
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Former name if applicable:

                             Holmes Products Corp.
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Address of principal executive office (Street and number):

                             233 Fortune Boulevard
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City, state and zip code:    Milford, Massachusetts  01757
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                                     PART II

                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



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     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Holmes Group, Inc. (the "Company") has been unable to timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2000. The Company's management and its independent public accountants are engaged in discussions regarding the appropriate balance sheet presentation for the reporting period in question, which discussions were ongoing as of 8:00 p.m. on November 14, 2000, the approximate time this notification was released for filing.


                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Ira B. Morgenstern               (508)                 634-8050
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              (Name)                    (Area Code)         (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        Yes  [X]    No [ ]



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        Yes  [X]    No [ ]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the three month period ended September 30, 2000, after adjusting for the effect of the Company's divestment of its pump and industrial businesses, the Company's net sales decreased by approximately $6.1 million, or 5.0%, compared to the corresponding period of 1999. This decrease resulted primarily from several of the Company's larger customers taking their initial heater and humidifier shipments in the second quarter of 2000, thereby reducing third quarter sales of these products. For the nine months ended September 30, 2000, after adjusting for the divested businesses and including the pro forma operations of The Rival Company from January 1, 1999 to its acquisition by the Company on February 5, 2000, the Company's net sales increased by approximately $28.0 million, or 8.6%, over the corresponding period of 1999.

     The Company's gross profit for the three months ended September 30, 2000 increased approximately $2.5 million over the adjusted gross profit for the corresponding period of 1999. Gross profit for the first nine months of 2000 increased approximately $17.1 million over the first nine months of 1999, adjusted on a comparable basis.

     Selling expenses for the three months ended September 30, 2000 decreased approximately $1.2 million compared to the corresponding period of 1999. Selling expenses for the first nine months of 2000 increased approximately $1.9 million over the comparable period of 1999, on an adjusted basis.

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     General and administrative expenses were unchanged during the three months ended September 30, 2000 compared to the corresponding period of 1999. General and administrative expenses for the first nine months of 2000 increased approximately $1.2 million over the comparable period of 1999, on an adjusted basis.







                             THE HOLMES GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 14, 2000              By:  /s/ Ira B. Morgenstern
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                                         Ira B. Morgenstern
                                         Chief Financial Officer